                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                [x]   Annual Report Pursuant to Section 15(d) of
                       the Securities Exchange Act of 1934

                            For the fiscal year ended
                                December 31, 1994

                                       or

                [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                           --------------------------

                                 Commission File
                                   No. 0-16431

                           --------------------------


                   TCF EMPLOYEES STOCK OWNERSHIP PLAN - 401(K)
                   -------------------------------------------
                            (Full title of the plan)



                            TCF FINANCIAL CORPORATION
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)



          801 MARQUETTE AVENUE, SUITE 302, MINNEAPOLIS, MINNESOTA 55402
          -------------------------------------------------------------
              (Address and zip code of principal executive office)

                                      Index


                                                                        Page No.
                                                                        --------

Financial Statements and Exhibits

     Independent Auditors' Report                                            3

     Statements of Financial Condition -
          at December 31, 1994 and 1993                                      4

     Statements of Income and Changes in Plan
          Equity - Years ended December 31, 1994,
          1993 and 1992                                                      5

     Notes to Financial Statements                                        6-10

     Supplemental Schedules                                              11-12

Signatures                                                                  13

Index to Exhibits                                                           14

                       [KPMG Peat Marwick LLP Letterhead]

                          INDEPENDENT AUDITORS' REPORT





To the Administrator of the
  TCF Employees Stock Ownership Plan - 401(k):


We have audited the accompanying statements of financial condition of the TCF Employees Stock Ownership Plan - 401(k) (the Plan) as of December 31, 1994 and 1993 and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1994 and 1993 and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                 /s/ KPMG Peat Marwick LLP
                                                 -------------------------
                                                 KPMG Peat Marwick LLP


June 21, 1995
Minneapolis, Minnesota

                   TCF Employees Stock Ownership Plan - 401(k)

                        Statements of Financial Condition


                                                            At December 31,
                                                     ---------------------------
                                                        1994             1993
                                                     -----------      ----------
ASSETS:
    Investment in TCF Financial Corporation
       common stock, at market value
       (cost of $19,131,925 and $15,583,375)         $43,358,618     $33,480,990

    Cash fund                                            212,614          26,882

    Accrued interest receivable                            2,933             479
                                                     -----------     -----------
                                                     $43,574,165     $33,508,351
                                                     -----------     -----------
                                                     -----------     -----------

LIABILITIES AND PLAN EQUITY:
    Withdrawals and terminations payable             $   378,526     $   275,595

    Plan equity                                       43,195,639      33,232,756
                                                     -----------     -----------
                                                     $43,574,165     $33,508,351
                                                     -----------     -----------
                                                     -----------     -----------


                 See accompanying notes to financial statements.

                   TCF Employees Stock Ownership Plan - 401(k)

                 Statements of Income and Changes in Plan Equity





                                                Year Ended December 31,
                                        --------------------------------------
                                           1994         1993           1992
                                        -----------  -----------   -----------
Investment income:
  Dividends                             $ 1,027,604  $   652,635   $   407,189
  Interest                                   21,764        6,275         7,942
                                        -----------  -----------   -----------
      Total investment income             1,049,368      658,910       415,131
                                        -----------  -----------   -----------

Realized gain on distributions for
  withdrawals and terminations            1,583,018      896,049       590,303

Change in unrealized appreciation
  of investments                          6,077,568    3,767,419     7,633,828
                                        -----------  -----------   -----------
Deposits and contributions:
  Participant deposits                    3,001,716    2,740,032     2,141,984
  Employer contributions                  1,789,609    1,625,454     1,326,234
                                        -----------  -----------   -----------
      Total deposits and contributions    4,791,325    4,365,486     3,468,218

Merger of Republic Capital Group, Inc.
   plan                                     464,822          -            -

Distributions:
  Withdrawals and terminations           (3,132,678)  (2,734,984)  (1,422,915)
  Dividends                                (870,540)         -            -
                                        -----------  -----------  -----------
      Total distributions                (4,003,218)  (2,734,984)  (1,422,915)
                                        -----------  -----------  -----------

Income and changes in Plan equity         9,962,883    6,952,880   10,684,565

Plan equity at beginning of year         33,232,756   26,279,876   15,595,311
                                        -----------  -----------  -----------

Plan equity at end of year              $43,195,639  $33,232,756  $26,279,876
                                        -----------  -----------  -----------
                                        -----------  -----------  -----------


                 See accompanying notes to financial statements.

                   TCF Employees Stock Ownership Plan - 401(k)

                          Notes to Financial Statements


(1)   ACCOUNTING PRINCIPLES

      The financial statements of the TCF Employees Stock Ownership Plan - 401(k) (the "Plan") have been prepared on the accrual basis of accounting. Assets of the Plan are stated at market value. The cost of Plan investments sold is determined by the average cost method.

(2)   EMPLOYEE STOCK OWNERSHIP PLAN

      The Plan was adopted by the Board of Directors of TCF Bank Minnesota fsb ("TCF Bank") and approved by its stockholders effective January 1, 1987 as the TCF Employees Stock Bonus Plan - 401(k). Effective October 1, 1988, the Plan was amended and restated as the TCF Employees Stock Ownership Plan - 401(k). The Plan is intended to meet the requirements for qualification of a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"), as amended, an employee stock ownership plan under Section 4975(e)(7) of the Code, and a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is a tax-qualified contributory plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      The Plan was established for the purpose of providing eligible employees with a convenient, tax-favored opportunity to invest in the stock of TCF Bank's parent, TCF Financial Corporation ("TCF Financial"), and to provide an additional source of retirement income. All "regular stated salary" employees and certain commissioned employees of participating employers, with one year of service, are eligible to participate. TCF Bank pays all expenses relating to the administration of the Plan.

      With certain limitations, participants may elect to invest up to 12% of their covered pay on a tax-deferred basis and an additional 6% on an after-tax basis in the Plan. Through December 31,1994, the participating employers matched the contributions for tax-favored deposits of participants who are non-highly compensated employees, as defined, at the rate of 75 cents per dollar, with a maximum employer contribution of 4.5% of the employee's salary. The contributions of the remaining participants are matched at the rate of 50 cents per dollar, with a maximum employer contribution of 3% of the employee's salary. Beginning January 1, 1995, the participating employers will match the contributions of all employees at the rate of 50 cents per dollar with a maximum employer contribution of 3% of the employee's salary. Employer contributions may be made in the form of TCF Financial common stock or cash. Cash contributions are invested in TCF Financial common stock shortly after the date contributed.

      Beginning in 1994, dividends earned on shares in the Plan are distributed in cash to participants. (Previously, dividends were credited to the individual accounts and used to purchase additional shares of TCF Financial common stock.) TCF Bank made a one time dividend distribution to participants, in December 1994, for the entire year of dividends paid on vested shares. Dividends paid on unvested shares in 1994 will be retained as TCF Financial common stock in the Plan. For years beginning January 1, 1995 and after, TCF Bank intends to distribute dividends for all shares (vested and unvested) on a quarterly basis. However, TCF Bank reserves the right to change the treatment of dividends on a prospective basis.

                   TCF Employees Stock Ownership Plan - 401(k)

First Trust National Association ("First Trust" or "Trustee") is the trustee of the Plan appointed to serve under the trust agreement.

With the concurrence of TCF Bank, First Trust is authorized to borrow funds for purchases of TCF Financial common stock. As of December 31, 1994, no such loans had occurred. The Plan provides that the only sources of repayment are employer contributions made in the usual course of operation of the Plan and/or a guarantee from TCF Financial. Employee contributions will not be used in any event to repay such loans and TCF Bank is prohibited from guaranteeing any such loans. Shares purchased with the proceeds of any such loans initially will be held unallocated in the Plan, and then released and allocated to the matching accounts of employees as payments are made on the loan.

The participating employers, at their discretion, may make additional contributions to the Plan, subject to an overall limit of 15% of covered pay of Plan participants. These additional contributions are allocated to participants' matching accounts in proportion to their respective percentage rate of matched contributions, subject to certain limitations.

Participant deposits to the Plan are fully vested at all times. Participants' interest in the employer matching account generally vest at the rate of 20% per year (with full vesting after five years of vesting service). The Plan permits financial hardship withdrawals consistent with the safe harbor provisions of regulations issued pursuant to the Tax Reform Act of 1986.

Amounts which have been forfeited in accordance with provisions of the Plan are reallocated to the remaining participants' matching accounts in proportion to their respective percentage rate of matched contributions, subject to certain limitations. Forfeitures are reallocated as of the last day of the Plan year.

TCF Bank has reserved the right to amend the Plan at any time and each participating employer may terminate the Plan at any time as to its employees. In the event of termination of the Plan, participating employees become 100% vested in their employer matching account balances.

                   TCF Employees Stock Ownership Plan - 401(k)

(3)   PARTICIPATING EMPLOYERS INCLUDED IN THE PLAN

      The Plan is a pooled fund for certain participating employers, all of which are direct or indirect subsidiaries of TCF Financial. Participant deposits, employer contributions and the related Plan equity are as follows:


                                                     Year Ended                  At
                                                December 31, 1994         December 31, 1994
                                             --------------------------  ------------------
                                             Participant    Employer
                                              Deposits    Contributions     Plan Equity
Participating Employer                         at Cost       at Cost
- ----------------------                       -----------  -------------  ------------------
TCF Financial Corporation                    $  649,216    $  380,165      $12,192,636
TCF Bank Minnesota fsb                          986,367       615,426       16,861,983
TCF Bank Illinois fsb                           329,751       192,985        2,791,301
TCF Bank Wisconsin fsb                          287,334       166,440        1,915,721
TCF Bank Michigan fsb                            38,681        22,503          603,445
TCF Mortgage Corporation, Inc.                  404,714       227,665        5,640,702
North Star Title, Inc.                          112,731        67,059        1,179,776
North Star Real Estate Services, Inc.            17,295         9,372           52,901
TCF Agency Minnesota, Inc.                       15,049         9,393          322,897
TCF Realty, Inc.                                     -             -           101,674
TCF Financial Insurance Agency, Inc.             39,824        22,743          427,339
TCF Financial Insurance Agency
     Wisconsin, Inc.                              4,840         3,147           11,721
TCF Financial Insurance Agency
     Illinois, Inc.                               6,118         4,119           66,686
TCF Financial Services, Inc.                     52,154        35,746          637,403
TCF Consumer Financial Services, Inc.            40,494        24,071          120,243
TCF Securities, Inc.                             10,796         4,746          237,709
Twin City/Burnet, Inc.                            2,451         1,103            3,977
Vanguard Financial Services, Inc.                 3,901         2,926           27,525
                                             ----------    ----------      -----------
     Total                                   $3,001,716    $1,789,609      $43,195,639
                                             ----------    ----------      -----------
                                             ----------    ----------      -----------


TCF Realty, Inc. had no active employees as of December 31, 1994 or 1993.



                                                     Year Ended                  At
                                                December 31, 1993         December 31, 1993
                                             --------------------------  ------------------
                                             Participant    Employer
                                              Deposits    Contributions     Plan Equity
Participating Employer                         at Cost       at Cost
- ----------------------                       -----------  -------------  ------------------
TCF Bank Minnesota fsb                       $1,706,202   $1,045,689       $23,726,541
TCF Bank Illinois fsb                            53,404       32,965         1,665,351
TCF Bank Wisconsin fsb                           79,640       44,951           221,724
TCF Mortgage Corporation, Inc.                  673,613      359,529         5,335,745
North Star Title, Inc.                          108,680       65,986           845,818
North Star Real Estate Services, Inc.            10,311        6,930            17,239
TCF Agency Minnesota, Inc.                       12,864        8,723           275,970
TCF Realty, Inc.                                    -            -             108,465
TCF Financial Insurance Agency, Inc.             21,190       13,743           141,689
TCF Financial Insurance Agency
     Wisconsin, Inc.                                415          312            38,495
TCF Financial Services, Inc.                     49,751       33,909           558,747
TCF Consumer Financial Services, Inc.            22,827       12,173           117,539
TCF Securities, Inc.                              1,135          544           179,433
                                             ----------   ----------       -----------
          Total                              $2,740,032   $1,625,454       $33,232,756
                                             ----------   ----------       -----------
                                             ----------   ----------       -----------

                   TCF Employees Stock Ownership Plan - 401(k)

(4)  INCOME TAX STATUS

     TCF Bank has received a favorable tax determination letter from the Internal Revenue Service ("IRS") indicating that the Plan qualified under
     Section 401(a) of the Code and met the requirements for a qualified cash or deferred arrangement under Section 401(k) of the Code. The company has submitted an application for a new favorable determination letter within the time frame specified by the IRS. The company believes the Plan continues to qualify under the provisions of Section 401(a) of the Internal Revenue Code, and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. As such, the Plan's assets are exempt from federal income tax, and participant tax-deferred deposits and amounts contributed by participating employers are not taxed to the employee until a distribution from the Plan is received.

(5)  INVESTMENT IN TCF FINANCIAL COMMON STOCK

     Plan investments are stated at market value, determined by quoted market price. The net unrealized appreciation of investments reflected in Plan equity is as follows:


                                                      At December 31,
                                                --------------------------
                                                    1994          1993
                                                -----------    -----------

          Market value                          $43,358,618    $33,480,990
          Cost                                   19,131,925     15,583,375
                                                -----------    -----------
             Unrealized appreciation            $24,226,693    $17,897,615
                                                -----------    -----------
                                                -----------    -----------


     The investments shown in the preceding table represent five percent or more of plan equity.

(6)  WITHDRAWALS AND TERMINATIONS

     Participants can elect to receive distributions from the Plan in the form of cash or shares of TCF Financial common stock. Distributions and sales of TCF Financial common stock are as follows:


                                                Year Ended
                                                 December 31,
                                   ---------------------------------------
                                       1994           1993          1992
                                   ----------    ----------     ----------

          Number of shares             88,981        74,144         60,506
                                   ----------    ----------     ----------
                                   ----------    ----------     ----------

          Cost of shares           $1,519,824    $1,566,817     $  750,141
          Market value              3,102,842     2,462,866      1,340,444
                                   ----------    ----------     ----------
          Gain on distribution     $1,583,018    $  896,049     $  590,303
                                   ----------    ----------     ----------
                                   ----------    ----------     ----------


                   TCF Employees Stock Ownership Plan - 401(k)

     Cash and TCF Financial common stock of $3,900,287, $2,800,240 and $1,305,690 was distributed in 1994, 1993 and 1992, respectively. As of December 31, 1994 and 1993, the value of accounts to be distributed was $378,526 and $275,595, respectively. Amounts forfeited and allocated to remaining participants are as follows:



                                                                                    Year Ended December 31,
                                                                          ----------------------------------------
                                                                             1994           1993           1992
                                                                          ----------     ----------     ----------

          Value of accounts terminated and withdrawn                      $4,212,566     $2,805,405     $1,599,148
          Withdrawals and terminations distributed                         4,003,218      2,734,984      1,422,915
                                                                          ----------     ----------     ----------
            Amount forfeited and allocated to
              remaining participants                                      $  209,348     $   70,421     $  176,233
                                                                          ----------     ----------     ----------
                                                                          ----------     ----------     ----------


(7)  MERGERS AND PLAN MERGERS

     On April 21, 1993, Republic Capital Group, Inc. ("RCG") merged with TCF Financial. Effective October 1, 1993, RCG employees eligible for the RCG Employee Stock Ownership Plan and Trust (the "RCG ESOP") became eligible for participation in the Plan. The accounts of participants in the RCG ESOP were transferred to the Plan in March 1994. This merger increased the net assets of the Plan, net of expenses, by $464,822.

     On February 8, 1995, Great Lakes Bancorp ("GLB") merged with TCF Financial. Effective January 1, 1996, GLB employees eligible for the GLB Employee Stock Ownership Plan and Trust (the "GLB ESOP") will become eligible for participation in the Plan. The accounts of participants in the GLB ESOP will be transferred to the Plan early in 1996.

(8)  PARTY-IN-INTEREST TRANSACTIONS

     The Plan engages in transactions involving the acquisition or disposition of TCF Financial common stock and units of First American Institutional Money Fund investment fund of the Trustee. TCF Financial and the Trustee are parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

                                                                      SCHEDULE 1



                   TCF Employees Stock Ownership Plan - 401(k)

           Item 27a - Schedule of Assets Held for Investment Purposes

                              At December 31, 1994



                                                                             Number
                                                                               of                                   Market
                Issuer                               Description             Shares              Cost               Value
- ----------------------------------------             -----------           ---------         -----------         -----------

TCF Financial*                                       Common Stock          1,051,118         $19,131,925         $43,358,618

First American Institutional Money Fund*              Money Fund             212,614             212,614             212,614



*Parties-in-interest




                 See accompanying independent auditors' report.

                                                                      SCHEDULE 2


                   TCF Employees Stock Ownership Plan - 401(k)

                 Item 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1994



SERIES OF TRANSACTIONS (INVOLVING ONE SECURITY) WHICH EXCEED 5% OF PLAN ASSETS:

                                                      Number of                       Amount of
                                                 -----------------       --------------------------------
   Description of Asset                          Purchases   Sales       Purchases                Sales             Net Gain
- ----------------------------------------         ---------   -----       ---------             ----------          ----------

TCF Financial Common Stock*                          36        13        $4,861,562            $3,102,842          $1,583,018

First American Institutional Money Fund*             48        50        $6,884,690            $6,817,867          $      -


*Parties-in-interest



                 See accompanying independent auditors' report.

                                   Signatures







Pursuant to the requirements of the Securities Exchange Act of 1934, TCF Bank Minnesota fsb has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   TCF Bank Minnesota fsb
                                   (Plan Sponsor and Plan Administrator of
                                   the TCF Employees Stock Ownership
                                   Plan - 401(k))



                                   By  /s/ Gregory J. Pulles
                                     -----------------------------------
                                        Gregory J. Pulles
                                        Executive Vice President





                                   By  /s/ Mark R. Lund
                                     -----------------------------------
                                        Mark R. Lund
                                        Senior Vice President, Assistant
                                        Treasurer and Controller










Date:  June 28, 1995

                   TCF Employees Stock Ownership Plan - 401(k)

                                Index to Exhibits
                                  For Form 11-K




   Exhibit                                                   Sequentially
   Number           Description                              Numbered Page
   -------          -----------                              -------------

     24             Consent of KPMG Peat Marwick LLP              15
                    dated June 28, 1995